RECEIVED

2007 NOV 30 A 5:25

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

November 28, 2007

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

07028326

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Amendment for Semi-annual Earnings Release

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dlw 12/3

November 27, 2007

To whom it may concern

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

Notice of Amendment for Semi-annual Earnings Release

Please be advised that amendments have been made regarding financial statements for the six-month period ended September 30, 2007, which were released on October 25, 2007 as follows:

1. Reason for amendment

Relevant amendments have been made regarding financial statements for the six-month period ended September 30, 2007 on the basis that Certificate of deposits shall be classified as "Securities" instead of "Cash and deposits" in the preparation for the Semi-annual report. There is no impact on consolidated and non-consolidated results, however, "Interest income" under "Other income" in the non-consolidated statement of income decreases and "Interest on securities" (described as "Other" in "Other income" in the same statement) increases the same amount.

2. Section amended

Amended sections are underlined.

(At page 4)
2. Financial Positions

<Before amendment>

Cash flows from investing activities:

Net cash from investing activities increased by 106.9 billion yen mainly resulting from the decrease in time deposits exceeding the increase.

<After amendment>

Cash flows from investing activities:

Net cash from investing activities increased by 106.9 billion yen mainly resulting from the proceeds from sales and redemption of securities exceeding payments for the acquisition.

CONSOLIDATED BALANCE SHEETS

<Before amendment>

Description / Date	As of September 30, 2006 Amount	%	**As of September 30, 2007** Amount	%	As of March 31, 2007 Amount	%
(Assets)	million yen		million yen		million yen	
I Current assets						
1 Cash and deposits	783,630		912,668		962,197	
2 Notes and trade accounts receivable	71,358		152,494		89,666	
3 Securities	57,154		122,444		115,971	
4 Inventories	58,270		135,485		88,609	
5 Deferred income taxes	28,634		45,520		35,631	
6 Other current assets	97,873		119,013		104,483	
7 Allowance for doubtful accounts	(2,022)		(2,557)		(1,886)	
Total current assets	**1,094,900**	**86.7**	**1,485,069**	**89.5**	**1,394,673**	**88.5**

<After amendment>

Description / Date	As of September 30, 2006 Amount	%	**As of September 30, 2007** Amount	%	As of March 31, 2007 Amount	%
(Assets)	million yen		million yen		million yen	
I Current assets						
1 Cash and deposits	783,630		656,954		962,197	
2 Notes and trade accounts receivable	71,358		152,494		89,666	
3 Securities	57,154		378,158		115,971	
4 Inventories	58,270		135,485		88,609	
5 Deferred income taxes	28,634		45,520		35,631	
6 Other current assets	97,873		119,013		104,483	
7 Allowance for doubtful accounts	(2,022)		(2,557)		(1,886)	
Total current assets	**1,094,900**	**86.7**	**1,485,069**	**89.5**	**1,394,673**	**88.5**

CONSOLIDATED STATEMENTS OF CASH FLOWS

<Before amendment>

Description / Period	Six months ended September 30, 2006	Six months ended September 30, 2007	Year Ended March 31, 2007
	Amount	Amount	Amount
	million yen	million yen	million yen
II Cash flows from investing activities:			
Increase in time deposits	(319,182)	(285,373)	(776,866)
Decrease in time deposits	328,775	429,477	651,372
Payments for acquisition of securities	(51,254)	(133,855)	(112,957)
Proceeds from sales and redemption of securities	48,528	108,678	117,001
Payments for acquisition of property, plant and equipment	(1,160)	(4,037)	(6,144)
Proceeds from sales of property, plant and equipment	7	4,888	372
Payments for investments in securities	(30,930)	(14,327)	(52,069)
Proceeds from sales and redemption of investments in securities	-	1,207	6,173
Other, net	(267)	336	(1,485)
Net cash provided by (used in) investing activities	(25,485)	106,995	(174,603)

<After amendment>

Description / Period	Six months ended September 30, 2006	Six months ended September 30, 2007	Year Ended March 31, 2007
	Amount	Amount	Amount
	million yen	million yen	million yen
II Cash flows from investing activities:			
Increase in time deposits	(319,182)	(112,534)	(776,866)
Decrease in time deposits	328,775	66,477	651,372
Payments for acquisition of securities	(51,254)	(306,694)	(112,957)
Proceeds from sales and redemption of securities	48,528	471,678	117,001
Payments for acquisition of property, plant and equipment	(1,160)	(4,037)	(6,144)
Proceeds from sales of property, plant and equipment	7	4,888	372
Payments for investments in securities	(30,930)	(14,327)	(52,069)
Proceeds from sales and redemption of investments in securities	-	1,207	6,173
Other, net	(267)	336	(1,485)
Net cash provided by (used in) investing activities	(25,485)	106,995	(174,603)

CHANGES ON THE BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PREPARATION

Additional information

(Change in description)

(Description for Certificate of deposits)	Effective as of the consolidated accounting period ended September 30, 2007, Certificate of deposits shall be classified as "Securities", which was included in "Cash and deposits" previously, based on amendments in "The Practical Standard for the Accounting related to Financial Products (The Japanese Institute of Certified Public Accountants Accounting Practice Committee Report No.14, July 4, 2007)", "Guideline for Regulations of Interim Financial Statements, October 2, 2007" and "Q&A on Accounting for Financial Products (The Japanese Institute of Certified Public Accountants Accounting Practice Committee, November 6, 2007)". Certificate of deposits as of September 30, 2006 are 187,084 million yen, 255,714 million yen as of September 30, 2007 and 337,844 million yen as of March 31, 2007, respectively.

NOTES PERTAINING TO CONSOLIDATED FINANCIAL STATEMENTS

<Before amendment>

(Consolidated statements of cash flows information)

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

	million yen As of September 30, 2006	million yen As of September 30, 2007	million yen As of March 31, 2007
Cash and deposits account	783,630	912,668	962,197
Time deposits (over 3 months)	(225,718)	(225,308)	(360,838)
Short-term investments due within 3 months after aquisition	22,923	59,198	87,378
Cash and cash equivalents - Ending	580,835	746,557	688,737

<After amendment>

(Consolidated statements of cash flows information)

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

	million yen As of September 30, 2006	million yen As of September 30, 2007	million yen As of March 31, 2007
Cash and deposits account	783,630	656,954	962,197
Time deposits (over 3 months)	(225,718)	(98,759)	(360,838)
Short-term investments due within 3 months after aquisition	22,923	188,362	87,378
Cash and cash equivalents - Ending	580,835	746,557	688,737

NON-CONSOLIDATED BALANCE SHEETS

<Before amendment>

Description \ Date	As of September 30, 2006 Amount	%	**As of September 30, 2007** Amount	%	As of March 31, 2007 Amount	%
	million yen		million yen		million yen	
(Assets)						
I Current assets						
1 Cash and deposits	650,623		735,344		796,140	
2 Notes receivable	2,511		362		1,517	
3 Trade accounts receivable	113,866		288,138		192,654	
4 Inventories	20,482		34,839		20,234	
5 Deferred income taxes	17,559		24,265		22,002	
6 Other current assets	98,625		140,969		148,322	
7 Allowance for doubtful accounts	(6)		(3)		(2)	
Total current assets	**903,662**	**83.8**	**1,223,916**	**87.4**	**1,180,869**	**86.4**

<After amendment>

Description \ Date	As of September 30, 2006 Amount	%	**As of September 30, 2007** Amount	%	As of March 31, 2007 Amount	%
	million yen		million yen		million yen	
(Assets)						
I Current assets						
1 Cash and deposits	650,623		508,344		796,140	
2 Notes receivable	2,511		362		1,517	
3 Trade accounts receivable	113,866		288,138		192,654	
4 Securities	* -		267,314		55,990	
5 Inventories	20,482		34,839		20,234	
6 Deferred income taxes	17,559		24,265		22,002	
7 Other current assets	98,625		100,654		92,331	
8 Allowance for doubtful accounts	(6)		(3)		(2)	
Total current assets	**903,662**	**83.8**	**1,223,916**	**87.4**	**1,180,869**	**86.4**

[Note]* "Securities" included in "Other current assets" are 23,387 million yen as of September 30,2006

NON-CONSOLIDATED STATEMENTS OF INCOME

<Before amendment>

Description \ Period	Six months ended September 30, 2006		**Six months ended September 30, 2007**		Year Ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
	million yen		million yen		million yen	
IV Other income	**23,632**	**8.3**	**19,895**	**3.1**	**52,423**	**5.8**
1 Interest income	11,495		13,094		24,055	
2 Foreign exchange gains	10,174		2,877		23,131	
3 Other	1,962		3,923		5,236	

<After amendment>

Description \ Period	Six months ended September 30, 2006		**Six months ended September 30, 2007**		Year Ended March 31, 2007	
	Amount	%	Amount	%	Amount	%
	million yen		million yen		million yen	
IV Other income	**23,632**	**8.3**	**19,895**	**3.1**	**52,423**	**5.8**
1 Interest income	11,495		12,374		24,055	
2 Foreign exchange gains	10,174		2,877		23,131	
3 Other	1,962		4,642		5,236	

END